BB 3/17

SECURI 03013120 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 026249

8-42445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement System Distributors Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, 18th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

RECEIVED FEB 28 2003 WASH. D.C. 207 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Pollak (212) 503-0150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036-2798 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

OATH OR AFFIRMATION

I, C. Paul Tyborowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement System Distributors Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LUCY L. LOPEZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01L06028221
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES JULY 26, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Accounts on internal controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Or a statement concerning exception

** Or a statement that none is required

Retirement System Distributors Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a(5)d of the Securities Exchange Act of 1934

As of and for the year ended December 31, 2002

Retirement System Distributors Inc.

Financial Statements and
Supplemental Information

Year ended December 31, 2002

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder of
Retirement System Distributors Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of Retirement System Distributors Inc. at December 31, 2002, the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2003

Retirement System Distributors Inc.

Statement of Financial Condition

December 31, 2002

Assets		
Cash		$17,660
Total assets		$17,660
Liabilities and shareholder's equity		
Liabilities:		
Due to parent		9,425
Due to affiliate		735
Total liabilities		10,160
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized; 100 shares issued and outstanding	$ 1	
Additional paid-in capital	7,499	
Total shareholder's equity		7,500
Total liabilities and shareholder's equity		$17,660

See notes to financial statements.

Retirement System Distributors Inc.

Statement of Income

Year ended December 31, 2002

Revenue	
Distribution fees	$56,695
Total revenue	56,695
Expenses (Note 3)	
Service fee	34,017
Allocated overhead	22,678
Total expenses	56,695
Net income	$ 0

See notes to financial statements.

Retirement System Distributors Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2002

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, beginning	100	$ 1	$7,499	$ -	$7,500
Net income	-	-	-	-	-
Balance, ending	100	$ 1	$7,499	$ -	$7,500

See notes to financial statements.

Retirement System Distributors Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash provided	
Increase in due to parent and affiliate	7,611
Net cash provided by operating activities	7,611
Cash at beginning of year	10,049
Cash at end of year	$17,660

See notes to financial statements.

Retirement System Distributors Inc.

Notes to Financial Statements

December 31, 2002

1. Nature of Business and Summary of Significant Accounting Policies

General

Retirement System Distributors Inc. (the "Company"), a wholly-owned subsidiary of Retirement System Group Inc. (the "Parent"), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and the Municipal Securities Rulemaking Board. The Company is the distributor for RSI Retirement Trust (the "Trust"), a New York Common Law Trust, and a registered investment company.

The Company also has sales distribution agreements with the distributor of the Enterprise Group of Funds Inc. and the Enterprise Accumulation Trust (collectively "Enterprise") in which the Company is paid commissions and/or distribution fees on the sale of shares of Enterprise for which the Company acts as a broker-dealer. In addition, the Company has sales distribution agreements with a number of other mutual funds in connection with the sale of retirement plans and Section 529 qualified tuition programs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Federal Income Taxes

The Company has not provided for federal, state and local income taxes since the Company had no taxable income for the year. The Company is included in a consolidated U.S. federal income tax return with its Parent, which also pays its minimum state and local taxes.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 the Company had net capital of $7,500, which was $2,500 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.35 to 1.

3. Related Party Transactions

The Company has a service agreement with Retirement System Consultants Inc. ("Consultants") whereby Consultants performs distribution support and administrative services and receives a fee equal to sixty percent of the Company's income.

The Parent records substantially all expenses of the Company on its books and subsequently determines the portion to be allocated to the Company. The Company's share of the Parent's expenses is calculated using an estimate of time attributable to the Company and other direct Company expenses. The Parent does not allocate expenses in excess of the Company's net income before allocated expenses.

Retirement System Distributors Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Computation of net capital

Total shareholder's equity	$7,500
Net capital	$7,500

Aggregate indebtedness

Due to parent and affiliate	$10,160
Minimum net capital requirement of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$5,000
Excess net capital	$2,500
Ratio of aggregate indebtedness to net capital	1.35 to 1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing.

Retirement System Distributors Inc.

Schedule II

Statement Pursuant to Rule 15c3-3
December 31, 2002

For the year ended December 31, 2002 the broker transactions of the Company were limited to the sale and redemption of redeemable securities of RSI Retirement Trust and is, therefore, exempt from Rule 15c3-3 (Subparagraph (K)(1)(i)).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control

To the Board of Directors and Shareholders of
Retirement System Distributors Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Retirement System Distributors Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

PRICEWATERHOUSECOOPERS

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2003